Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

July 5, 2007

FREQUENTLY ASKED QUESTIONS ABOUT

WHO IS BARCLAYS?

Barclays PLC, one of the largest financial services companies in the world, has been operating for more than 300 years with more than 27 million customers and 123,000 employees in 50 countries, and provides banking, investment banking, and asset management services. Barclays Bank PLC (Barclays), the principal subsidiary of Barclays PLC, has earned long term debt ratings of AA by Standard and Poor’s, Aa1 by Moody’s, and AA+ by Fitch.

WHAT ARE SMORES?

Barclays SMORES stands for Structured Mortgage-Linked Retail Securities and are senior, unsecured, unsubordinated debt securities issued by Barclays, tailored for individual investors. They offer:

•	Periodic income stream

•	Variety of maturities

•	Weekly posting of rates

•	Diversification from Treasury and corporate debt risk

•	The credit quality of Barclays

•	Competitive rates

HOW DO SMORES WORK?

SMORES are principal protected debt securities which will pay interest in an amount indicated in the offering documents and may be available in different maturities. SMORES are automatically redeemed if the principal balance of a reference pool of mortgages (“MBS Pool”) goes below a predetermined threshold amount in any given month (see below for details on this threshold test). In addition, Barclays has the option to redeem SMORES at its discretion after issuance, either at any time or, if provided for in the offering documents, following a specified period. Details about specific issuances of SMORES can be found in the applicable free writing prospectus, applicable pricing supplement, the prospectus supplement and the prospectus (the offering documents).

ARE SMORES PRINCIPAL PROTECTED?

Yes, but only if held to maturity or, if the SMORES are redeemed prior to maturity, to redemption. If you sell in the secondary market prior to maturity or redemption you may not receive the full principal amount of your investment and losses may result. You should be willing to hold the SMORES until maturity.

HOW ARE SMORES DIFFERENT THAN MORTGAGE-BACKED SECURITIES (“MBS”)?

SMORES are NOT mortgage-backed securities. They are backed only by Barclays’ ability to meet its debt obligations. They are, however, linked to mortgage-backed securities in order to determine whether and when they will be automatically redeemed by Barclays. As noted within the applicable free-writing prospectus, even if the mortgage loans underlying the reference MBS pool default, Barclays will pay the investors their principal.

WHEN ARE COUPON AND PRINCIPAL PAYMENTS MADE?

The offering documents will indicate the frequency (monthly, quarterly, etc.) and exact dates in which coupon payments will be paid. For example, all the classes in the first issuance will pay on the 25th of every month (with certain adjustments if the 25th of a particular month is not a business day). Also for the first issuance, monthly payments (prior to maturity or redemption) on SMORES consist solely of interest, unlike some mortgage-backed or mortgage-linked investments which may pay both principal and interest on a regular basis prior to maturity. Also unlike some mortgage- linked investments, the coupon payments will be at the interest rate specified in the offering documents, without regard to the interest rates on the mortgages that make up the MBS pool.

Principal is paid to investors at the earlier of the stated maturity or redemption. If the particular issuance is redeemed before the stated maturity, the principal will be paid on the 25th day of the month along with one month’s interest.

HOW IS THE SMORES COUPON CALCULATED?

SMORES may pay a fixed or floating rate of interest, or a coupon based on a formula. The first issuance will have a fixed rate coupon paid monthly calculated as 1/12th of the annual interest rate multiplied by the principal amount of SMORES you hold. So for example if a particular issuance pays a fixed rate coupon of 5.70%, the monthly coupon on a $100,000 investment is equal to the principal amount multiplied by the annual interest rate divided by 12 or $100,000 x 0.0570 / 12 = $475 per month.

WHAT ARE SOME OF THE RISK FACTORS ASSOCIATED WITH BUYING SMORES?

We urge you to read the sections “Risk Factors” in the applicable offering documents for a detailed discussion of the risks as the following highlights some, but not all, of the risk considerations.

•

Principal Protection only if Held to Maturity or Redemption – If you sell in the secondary market, prior to the stated maturity or redemption by Barclays, you may not receive the full principal amount. You should be willing to hold the SMORES until the stated maturity or redemption by Barclays.

•

Optional Redemption Risk – The optional redemption feature of the SMORES may be exercised by Barclays at its sole discretion. Upon any optional redemption prior to the stated maturity, Barclays will pay you 100% of the principal amount plus one month’s interest. You may not be able to reinvest those proceeds at that time in an investment with an effective interest rate as high as the effective rate on the SMORES.

•

Risk Related to Principal Payments – If the rate of principal payments on the reference MBS pool accelerates, the likelihood of automatic redemption of the SMORES increases. If this occurs, the principal amount of the SMORES may be returned earlier than otherwise anticipated at a time that it cannot be reinvested in products generating an equivalent or greater yield. Conversely, if the rate of principal payments on the mortgage reference pool slows, the likelihood of automatic redemption of the SMORES decreases. If the SMORES are not automatically redeemed and are not redeemed at Barclays’ option, then, absent a sale in the secondary market, your principal will not be available to invest in potentially higher yielding investments which may then be available. If actual prepayment rates do not fall below historical prepayment rates, it is likely that the Notes will be automatically redeemed prior to maturity. We cannot, however, give any assurance as to the certainty or timing of any such redemption. The prepayment rate is influenced by a complex array of factors – including interest rates, local and regional economic conditions, homeowner mobility and the availability of, and costs associated with, alternate financing – and we cannot predict what the prepayment experience of any reference MBS pool will be in any future periods.

•

Liquidity Risk – SMORES will not be listed on any securities exchange. Although Barclays intends to make a secondary market, there is no guarantee that a secondary market will develop such that you will have access to enough liquidity to trade or sell your Notes easily.

WHAT ARE THE PREPAYMENT HYPOTHETICALS?

The principal prepayment rate is influenced by a variety of factors. Historically, one primary determinant has been whether interest rates go up, go down, or stay roughly level. As such, SMORES deal documents will provide several prepayment hypotheticals, which are the median of several major mortgage dealers’ estimates as to the rate at which prepayment will occur under alternative scenarios where interest rates rise, fall or remain unchanged from around the time of issuance.

The prepayment hypotheticals will be provided for illustrative purposes only. They are not intended to describe the actual historical performance of any particular pool of mortgage loans or predict the prepayment behavior of an applicable SMORES reference MBS pool. The prepayment projections are published by Bloomberg L.P. daily.

WHAT ARE MODELED REDEMPTION DATES FOR SMORES?

Modelled redemption dates will be calculated for each SMORES issuance based on the prepayment hypotheticals described above. The modelled redemption dates are the dates on which automatic redemption of the SMORES would occur (or, alternatively, the maturity date if no such redemption would occur) if the future prepayment behavior of the reference MBS pool tracked the prepayment hypotheticals. The modelled redemption dates will usually be prior to and never after the stated maturity date. For example, the modelled redemption dates for the first SMORES issuances, assuming no change in interest rates from around the time of issuance, were 3 years and 6 years, respectively. In future issuances, Barclays may offer SMORES with different modelled redemption dates. Note that the modelled redemption dates assume no prior optional redemption is exercised by Barclays.

HOW DOES THE THRESHOLD TEST WORK?

Every SMORES Note has a reference MBS pool identified and described in detail in the offering documents. In addition, each Note has a table of months and corresponding predetermined factors, labelled “threshold factor table.” If on the designated review date in any particular month during the term of a specific SMORES issuance, the reference MBS pool factor (which is the percentage of the original principal balance of the mortgage loans remaining in a mortgage pool) is below the threshold factor for that particular month, the Notes are automatically redeemed by Barclays. Barclays has no discretion on this automatic redemption. Therefore, while a particular issuance may have a stated maturity of 30 years, automatic redemption may occur much earlier.

WHAT ARE THE DIFFERENCES BETWEEN SMORES AND OTHER REDEEMABLE DEBT?

There are two options embedded in SMORES. The first is an option to redeem at Barclays’ discretion, much like other callable debt obligations. In addition, Barclays has the obligation to redeem the securities based on the threshold test. As a result, SMORES may be redeemed sooner than the stated maturity date even if interest rates rise. This is primarily due to the fact that, even if interest rates rise, some portion of the MBS pool is likely to prepay due to factors other than changes in interest rates (e.g. moving, defaults, death).

ARE SMORES SUITABLE FOR ALL INVESTORS?

No. SMORES are not suitable for all investors and any investment decision must be made only after carefully considering, with your financial advisor, the suitability of SMORES in light of your investment objectives and the specific information set out in the offering documents. Barclays does not make any recommendations as to the suitability of an investment in SMORES.

DOES THE U.S. GOVERNMENT, FNMA, OR FHLMC GUARANTEE SMORES?

No. Whereas the reference MBS pool might be issued by Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), or Federal Home Loan Mortgage Corporation (FHLMC), neither the U.S. Government, GNMA, FNMA nor FHLMC guarantee any payment of principal and interest for SMORES.

HOW DO I FIND THE FACTOR OF THE REFERENCE POOLS?

The primary source for reference MBS pool factor information will be Bloomberg. The secondary source will be the website of the GSE issuing the reference MBS pool. For the first issuance, the secondary source will be www.fanniemae.com. If the reference MBS pool is backed by FHLMC, the secondary source will be www.freddiemac.com.

WHAT HAPPENS IF THE AGENCY BACKING THE REFERENCE POOL DEFAULTS?

SMORES are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. All principal and interest payments are backed by the credit of Barclays Bank PLC. For example, if the reference MBS pool issued by FNMA and FNMA defaults, Barclays Bank PLC is still obligated to make any principal and interest payments.

ARE SMORES RATED?

We have not obtained a rating from any rating organization with respect to SMORES. Barclays Bank PLC’s long term debt is rated AA by Standard and Poor’s, Aa1 by Moody’s, and AA+ by Fitch. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the SMORES.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES?

In the opinion of our counsel, Sullivan & Cromwell LLP, you will be taxed on any interest on your Notes at the time you receive the interest or when it accrues, depending on your method of accounting. For a more complete discussion of the U.S. federal income tax consequences of your investment, see “Supplemental Tax Considerations — Supplemental U.S. Tax Considerations” in the respective offering documents as well as “Certain U.S. Federal Income Tax Considerations¬—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Election to Treat All Interest and Discount as Original Issue Discount (Constant Yield Method)” in the prospectus supplement

HOW CAN I INVEST IN BARCLAYS SMORES?

Please talk to your financial advisor to invest in SMORES and discuss whether this might be a suitable investment for you.

DISCLAIMERS

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays Capital and its affiliates do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

No action has been made or will be taken that would permit a public offering of the securities described herein in any jurisdiction in which action for that purposes is required. No offers, sales, resales or delivery of the securities described herein or distributed of any offering materials relating to such securities may be make in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on Barclays or any of its affiliates.

Barclays Bank PLC is registered in England No. 1026167. Registered Office: 1 Churchill Place, London E14 5HP. Barclays, Barclays Capital, and SMORES are service marks or trade marks of Barclays Bank PLC. All other trademarks, service marks or registered trademarks are the property of their respective owners.

© 2007, Barclays Bank PLC. All rights reserved.